2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.
ANNOUNCES FINAL RESULTS OF TENDER OFFER

PHILADELPHIA, JULY 8, 2011 — Delaware Investments Global Dividend and Income Fund, Inc. (NYSE: DGF) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 246,552.0000 shares of its common stock representing up to 5 percent of its issued and outstanding shares of common stock.  The offer expired at 11:59 p.m., New York City time, on Friday, July 1, 2011.

Based on a count by Mellon Investor Services, LLC, the depositary for the tender offer, approximately 141,142.0000 shares of common stock, or approximately 2.8623 percent of the Fund's common stock outstanding, were tendered, and 141,142.0000 shares have been accepted for cash payment at a price equal to $7.71, the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on July 1, 2011.  Following the purchase of the tendered shares, the Fund will have approximately 4,789,888.6070 shares of common stock outstanding.

The Fund is a diversified, closed-end fund. The Fund’s primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 50% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities of U.S. and foreign issuers.  Up to 50% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of government and high yield, high risk corporate bonds of U.S. and foreign issuers.

Under normal market conditions, the Fund will invest:  (1) at least 50% of its total assets in securities of U.S. issuers; and (2) at least 40% of its assets (including leveraged assets) in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case the Fund would invest at least 30% of its assets (including leveraged assets) in securities of non-U.S. issuers.  The Fund may not, however, invest more than 50% of its total assets in the securities of any developed or emerging markets foreign country.

The Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.  There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital. Even though the Fund may realize current year capital gains, such gains may be offset, in whole or in part, by the Fund’s capital loss carryovers from prior years. For federal income tax purposes, the effect of such capital loss carryovers may be to convert (to the extent of such current year gains) what would otherwise be returns of capital into distributions taxable as ordinary income. This tax effect can occur during times of extended market volatility. The actual determination of the source of the Fund’s distributions can be made only at year-end. Shareholders should receive written notification regarding the actual components and tax treatments of all Fund distributions for the calendar year 2011 in early 2012.

2005 Market St.
Philadelphia, PA 19103-7094

DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.  ANNOUNCES FINAL RESULTS OF TENDER OFFER / Page 2

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $150 billion in assets under management (as of March 31, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $321 billion in assets under management as of March 31, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit www.delawareinvestments.com or call 800 523-1918.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.

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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.